

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 21, 2023

Kenneth Wong
Chief Executive Officer
Keen Vision Acquisition Corp.
37 Greenbriar Drive
Summit, NJ 07901

> **Re: Keen Vision Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 14, 2023**
> **File No. 333-269659**

Dear Kenneth Wong:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Our references to prior comments are to comments in our May 8, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-1

Exhibits

1. We acknowledge the counsel's revised opinion in Exhibit 5.1. However, the assumption in paragraph 2(d) continues to inappropriately assume material facts underlying the opinion. Please file a further revised opinion.

       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or Dorrie Yale at 202-551-8776 with any other questions.

                                                       Sincerely,

                                                       Division of Corporation Finance
                                                       Office of Real Estate & Construction

cc: Lawrence Venick, Esq.